UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Three Months ended March 31, 2026

Commission File No. 000-51808

Athena Gold Corporation

(Name of Registrant)

Suite 204, 1497 Martin St., White Rock, British Columbia, Canada V4B3WB

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Athena Gold Corporation (Registrant)
Dated: May 29, 2026	By: /s/ Koby Kushner Koby Kushner President and CEO

2

Condensed Interim Consolidated Financial Statements

For the three months ended

March 31, 2026

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

3

NOTICE OF NO AUDITOR REVIEW

OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying condensed interim consolidated financial statements of Athena Gold Corporation (the “Company”) as at and for the three months ended March 31, 2026, have been prepared by the management of the Company and approved by the Company’s Audit Committee.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by CPA Canada for a review of condensed interim financial statements by an entity’s auditor.

4

Athena Gold Corporation Condensed Interim Consolidated Statements of Financial Position Unaudited – Prepared by Management (Expressed in Canadian Dollars)
As at March 31, 2026 and December 31, 2025

		March 31,	December 31,	January 1,
		2026	2025	2025
	Note	$	$	$
Assets
Current assets
Cash and cash equivalents		2,864,372	2,839,369	347,896
Prepayments and receivables		710,934	796,846	166,073
Investment in securities	2	2,165,237	4,030,559	540,814
		5,740,543	7,666,774	1,054,783
Non-current assets
Deposits		–	–	24,977
Mineral properties	3	7,910,012	4,834,615	7,840,981
		7,910,012	4,834,615	7,865,958
Total assets		13,650,555	12,501,389	8,920,741

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	6	49,350	50,894	198,422
Warrant liability	4	–	1,832,191	857,250
		49,350	1,883,085	1,055,672
Note payable to related parties	6	–	–	148,623
Total liabilities		49,350	1,883,085	1,204,295

Shareholders' equity
Share capital	4	31,038,350	25,172,222	22,204,510
Reserves	4	751,293	812,585	568,124
Cumulative translation adjustment	2	–	(430,033)	(308,667)
Deficit		(18,188,438)	(14,936,470)	(14,747,521)
Total shareholders' equity		13,601,205	10,618,304	7,716,446
Total liabilities and shareholders' equity		13,650,555	12,501,389	8,920,741

Nature of operations and going concern	1
Commitment	5
Events after the reporting period	10

Approved on behalf of the Board of Directors on May 29, 2026:

“John Power”	Director	“Koby Kushner”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

Athena Gold Corporation Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the three months ended March 31, 2026 and March 31, 2025

				Cumulative		Total
	Number	Share		translation		shareholders'
	of shares	capital	Reserves	adjustment	Deficit	equity
	#	$	$	$	$	$

December 31, 2024	19,677,134	22,204,510	568,124	(308,667)	(14,747,521)	7,716,446
Foreign currency translation adjustment	–	–	–	135	–	135
Income and comprehensive income for the period	–	–	–	–	147,652	147,652
March 31, 2025	19,677,134	22,204,510	568,124	(308,532)	(14,599,869)	7,864,233

December 31, 2025	31,567,535	25,172,222	812,585	(430,033)	(14,936,470)	10,618,304
Elimination of cumulative translation adjustment (Note 2,3)	–	1,717,937	(162,228)	430,033	(1,207,052)	778,690
Shares issued for mineral properties	4,242,429	2,310,000	–	–	–	2,310,000
Shares issued for services	10,101	6,000	–	–	–	6,000
Transfer of warrant liability to share capital	–	1,832,191	–	–	–	1,832,191
Share-based payments	–	–	100,936	–	–	100,936
Loss and comprehensive loss for the period	–	–	–	–	(2,044,916)	(2,044,916)
March 31, 2026	35,820,065	31,038,350	751,293	–	(18,188,438)	13,601,205

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

6

Athena Gold Corporation Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the three months ended March 31, 2026 and March 31, 2025

		March 31, 2026	March 31, 2025
	Note	$	$
Expenses
Exploration and evaluation costs (recovery)	3	(104,601)	76,623
General and administrative expenses	4,6	311,035	301,979
Loss from operating expenses		(206,434)	(378,602)
Interest expense		–	(3,141)
Other income		440	–
Gain (loss) on investments		(1,838,922)	105,100
Revaluation of warrant liability		–	424,295
Income (loss) and comprehensive income (loss) for the period		(2,044,916)	147,652

Earnings (loss) per share
Weighted average number of common shares outstanding
- Basic #	4	32,277,637	19,677,134
- Diluted #	4	32,277,637	19,677,134

Basic earnings (loss) per share $	4	(0.06)	0.01
Diluted earnings (loss) per share $	4	(0.06)	0.01

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

7

Athena Gold Corporation Condensed Interim Consolidated Statements of Cash Flows Unaudited – Prepared by Management (Expressed in Canadian Dollars)
For the three months ended March 31, 2026 and March 31, 2025

		March 31,	March 31,
		2026	2025
	Note	$	$

Operating activities
Income (loss) for the period		(2,044,916)	147,652
Adjustments for:
Exploration and evaluation costs		6,000	–
Share-based payments	4	100,936	–
(Gain) loss on investments		1,838,922	(105,100)
Revaluation of warrant liability		–	(424,295)
Change in cumulative translation adjustment		–	135
Net change in non-cash working capital items	7	84,368	91,653
		(14,690)	(289,955)

Investing activities
Reimbursement of mineral property acquisition costs	3	13,293	–
Proceeds from sale of investments		26,400	60,428
		39,693	60,428
Change in cash		25,003	(229,527)
Cash, beginning of period		2,839,369	347,896
Cash, end of period		2,864,372	118,369

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

8

Athena Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

For the three months ended March 31, 2026 and March 31, 2025

1.	Nature of operations and going concern

Athena Gold Corporation (the “Company”) was incorporated in Delaware on December 23, 2003. On March 27, 2025, the shareholders of the Company approved the re-domestication of the Company to change its corporate jurisdiction from the State of Delaware to the Province of British Columbia, Canada by means of a “merger” into a British Columbia corporation under the Delaware General Corporation Law and a “continuation” followed by an amalgamation under the Business Corporations Act (British Columbia). On April 15, 2025, the amalgamation occurred between Athena and Nova Athena and concurrently Nova Athena changed its name to Athena. The Company’s head office is at Suite 204, 1497 Martin St., White Rock, British Columbia, Canada V4B 3W8.

The Company is listed on the Canadian Securities Exchange (“CSE”) trading under the symbol “ATHA” and is co-listed on the United States (“US”) OTCQB trading under the symbol “AHNRF”. After the shareholders’ approval of the re-domestication (March 27, 2025), the Company became a foreign private issuer under the United States Securities and Exchange Commission, as it is incorporated outside of the United States. The Company now files an annual Form 20-F instead of a Form 10-K, and quarterly Form 6-K instead of a 10-Q.

On April 2, 2026, the Company completed a share consolidation on the basis of one (1) new common share issued for every 9.9 common shares previously held. All share and per share information has been retrospectively adjusted within these condensed interim consolidated financial statements (the “financial statements”), in addition to the financial statements for the year ended December 31, 2025.

The Company is engaged in the acquisition and exploration of mineral properties and is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain mineral reserves that are economically recoverable. The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral properties are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties, obtaining the necessary permits to mine, and on future profitable production or proceeds from the disposition of the mineral properties.

As of March 31, 2026, the Company had cash and cash equivalents of $2,864,372 (December 31, 2025 - $2,839,369) and working capital of $5,691,193 (December 31, 2025 - $5,783,689). A major component of the working capital consists of investments of three publicly traded companies: Carlton Precious Inc, Bravada Gold Corporation, and Mammoth Minerals Limited (Note 2).

The ability of the Company to meet its obligations and continue operations is dependent on its ability to obtain additional debt or equity financing. Although the Company has been successful in raising equity capital to date, there can be no assurance that adequate or sufficient capital will be available in the future or available under terms acceptable to the Company, or that the Company will be able to liquidate its investments in an orderly fashion. These material uncertainties may cast a significant doubt about the Company’s ability to continue as a going concern.

9

Athena Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

For the three months ended March 31, 2026 and March 31, 2025

2.	Material accounting policies

Basis of presentation

These financial statements have been prepared in conformity with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policy information as detailed in the Company’s audited annual consolidated financial statements for the year ended December 31, 2025, and do not include all the information required for full annual financial statements in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). It is suggested that these financial statements be read in conjunction with the audited annual consolidated financial statements

These financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Change in Presentation Currency

Prior to January 1, 2026, the Company presented its financial statements in United States dollars (USD). Effective January 1, 2026, the Company changed its presentation currency to the Canadian dollar (CAD) to better reflect the Company’s business activities.

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, all periods presented in these financial statements have been translated into CAD. The consolidated statements of income (loss) and comprehensive income (loss) and the consolidated statements of cash flows for each period have been translated into the presentation currency using the average exchange rate prevailing during each period. All monetary assets and liabilities have been translated using the exchange rate prevailing at the statement of financial position dates, and all transactions within non-monetary assets and liabilities and equity have been translated using average exchange rates in effect for the periods covering their underlying transactions.

A cumulative translation adjustment is recognized in the financial statements when an entity’s presentation currency differs from its functional currency. As a result of the Company presenting its financial statements in CAD for all periods herein, which differs from the Company’s functional currency being USD as at and for the year ended December 31, 2025 and as at January 1, 2025 (and all prior periods), a cumulative translation adjustment is recognized in the statements of financial position as at December 31, 2025 and January 1, 2025. As at January 1, 2026, the Company eliminated its cumulative translation adjustment upon aligning its presentation and functional currency effective January 1, 2026.

Change in Functional Currency

In light of the Company’s recent acquisitions of mineral properties located in Canada coupled with its re-domestication into Canada, the Company reassessed its functional currency and concluded it to be CAD. The change in functional currency was effective as of January 1, 2026. Prior to January 1, 2026, the functional currency of the Company was the USD.

The change in functional currency is due to the increased exposure to CAD as a result of its redirected strategic focus in the acquisition and exploration of Canadian mineral property interests. The Company’s operating activities are also predominantly in Canada with exposure to CAD.

10

Athena Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

For the three months ended March 31, 2026 and March 31, 2025

2.	Material accounting policies (continued)

Principles of consolidation

These financial statements include the accounts of the Company and its wholly owned subsidiaries, Nubian Resources USA (“Nubian USA”), and Last Bounty Gold Corp. (acquired on March 12, 2026) (Note 3). Both subsidiaries are inactive holding companies with no material assets, liabilities or expenses.

Subsidiaries are entities controlled by the Company and are included in the financial statements from the date that control commences until the date that control ceases. The Company controls an investee when it is exposed, or has the rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The accounting policies of investees are changed where necessary to align them with the policies adopted by the Company.

Inter-company balances and transactions, and any unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the financial statements.

Material accounting policies

The accounting policies, estimates and critical judgments, methods of computation and presentation applied in these financial statements are consistent with those of the most recent audited annual consolidated financial statements and are those the Company expects to adopt in its consolidated financial statements for the year ended December 31, 2026. Accordingly, these financial statements should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

Initial adoption of IFRS Accounting Standards

The Company’s financial statements for the year ended December 31, 2025, were the first annual consolidated financial statements that it prepared in compliance with IFRS. The financial statements for the three and six months ended June 30, 2025, were the first condensed interim consolidated financial statements prepared by the Company in accordance with IFRS. For periods up to and including the three months ended March 31, 2025, the Company prepared its financial statements in accordance with United States Generally Accepted Accounting Principles (“US GAAP”).

Additionally, the Company’s financial statements have been retroactively prepared in accordance with IFRS Accounting Standards effective January 1, 2023.

11

Athena Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

For the three months ended March 31, 2026 and March 31, 2025

2.	Material accounting policies (continued)

Initial adoption of IFRS Accounting Standards (continued)

This note explains the adjustments made by the Company in restating its US GAAP financial statements, from the transition date of January 1, 2023, and the effects on its statement of financial position as at January 1, 2025, the earliest comparative date presented on the statements of financial position.

In prior periods, a portion of the warrant liability had been presented as non-current based on guidance consistent with US GAAP, under which liabilities may be classified as non-current when settlement is not expected within one year. The Company determined that this presentation was not consistent with IFRS requirements and has restated the comparative statements of financial position through to January 1, 2025, to reclassify the warrant liability from non-current to current.

This reclassification affected presentation only and had no impact on total liabilities, shareholders’ equity, profit or loss, or cash flows. The restatement relates solely to the reclassification of the warrant liability between current and non-current liabilities.

	As previously
	reported	Adjustment	Restated
	$	$	$
January 1, 2025 - Current warrant liability	361,501	495,749	857,250
January 1, 2025 - Non-current warrant liability	495,749	(495,749)	–

Financial Instruments – Investment in securities

The Company has the following common share investments in publicly traded companies:

	March 31, 2026			December 31, 2025
	Number of		Fair	Number of		Fair
	Shares	Cost	Value	Shares	Cost	Value
	#	$	$	#	$	$
Carlton Precious Inc.	6,595,334	428,697	791,440	6,755,334	439,097	945,747
Mammoth Minerals Limited	28,525,000	2,856,640	1,285,707	28,525,000	2,856,640	3,015,747
Bravada Gold Corporation	154,375	49,400	88,090	154,375	49,400	69,065
	35,274,709	3,334,737	2,165,237	35,434,709	3,345,137	4,030,559

On February 26, 2026, Bravada announced a consolidation of its outstanding common shares on the basis of one (1) new common share issued for eight (8) common shares previously held.

12

Athena Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

For the three months ended March 31, 2026 and March 31, 2025

2.	Material accounting policies (continued)

New accounting policies

Certain pronouncements have been issued by the IASB that were effective for the Company’s accounting period beginning on January 1, 2026. The adoption of these standards has not had a material impact on disclosures or amounts reported in these financial statements.

Amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments. The amendments clarify that a financial liability is derecognized on the settlement date and introduce an accounting policy choice to derecognize a financial liability settled using an electronic payment system before the settlement date. Other clarifications include guidance on the classification of financial assets with ESG-linked features, non-recourse loans and contractually linked instruments.

Recently issued but not yet effective accounting standards

The Company has not yet adopted certain new standards, amendments and interpretations to existing standards as outlined below, which have been published but are only effective for the Company’s accounting period beginning on January 1, 2027, or later periods.

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”). This standard aims to improve the consistency and clarity of financial statement presentation and disclosures by providing updated guidance on the structure and content of financial statements. Key changes include enhanced requirements for the presentation of financial performance, financial position, and cash flows, as well as additional disclosures to improve transparency and comparability. In addition, IFRS 18 requires entities to classify income and expenses into five categories, three of which are new – i.e. operating, investing, and financing – and the income tax and discontinued operation categories. The new standard sets out detailed requirements for classifying income and expenses into each category.

The Company is currently assessing the impact that the adoption of IFRS 18 will have on its financial statements.

13

Athena Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

For the three months ended March 31, 2026 and March 31, 2025

3.	Mineral properties

The Company’s mineral properties consist of exploration stage interests located in Ontario, Canada and Nevada, USA.

Changes in the project carrying amounts for the three months ended March 31, 2026 and March 31, 2025, are summarized as follows:

	December 31,		March 31,
	2025	Additions, net	2026
	$	$	$
Excelsior Springs	4,791,780	–	4,791,780
Oneman & Laird	42,835	–	42,835
Forester	–	2,296,707	2,296,707
	4,834,615	2,296,707	7,131,322
Elimination of cumulative translation adjustment	–	–	778,690
Total	4,834,615	2,296,707	7,910,012

	December 31,		March 31,
	2024	Additions	2025
	$	$	$
Excelsior Springs	7,840,981	–	7,840,981

Exploration and evaluation costs expensed on the projects consisted of the following:

	Excelsior	Oneman
	Springs	& Laird	Total
Three months ended March 31, 2026	$	$	$
Field	–	4,800	4,800
Geological and consulting (Note 6)	–	90,599	90,599
	–	95,399	95,399
Less: Recovery of costs	–	(200,000)	(200,000)
	–	(104,601)	(104,601)

	Excelsior	Laird &
	Springs	Oneman	Total
Three months ended March 31, 2025	$	$	$
Geological and consulting	76,623	–	76,623
	76,623	–	76,623

14

Athena Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

For the three months ended March 31, 2026 and March 31, 2025

3.	Mineral properties (continued)

Excelsior Springs

In 2021, the Company acquired 100% of Nubian USA from Carlton Precious Inc. (formerly Nubian Resources Ltd.) (the “Seller”). Nubian USA holds full ownership of the mining claims comprising the Excelsior Springs Prospect (the “Property”) located in Esmerelda County, Nevada.

The Seller retained a 1% Net Smelter Returns (NSR) Royalty on the claims sold to the Company. One-half (0.5%) of the NSR Royalty may be purchased by the Company for $500,000. An additional one-half (0.5%) of the NSR Royalty may be purchased by the Company at fair market value.

In 2022 and 2024, the Company collectively acquired a 100% interest in the Fortunatus and Prout patented lode mining claims in Esmeralda County, Nevada as part of the Excelsior Springs Project, and a 100% interest in certain claims known as the Blue Dick Mine, together with certain technical data relating to the mining claims. Total consideration paid by the Company for these transactions was $295,272 (US$230,000) and a 3% NSR.

On May 28, 2025, the Company entered into an option agreement with Mammoth Minerals Limited (Mammoth) granting Mammoth an option to earn an 80% interest in the Excelsior Springs project. In consideration of the option, Mammoth has paid the Company $178,253 (AUD$200,000) in cash, and 32,000,000 common shares with a fair value of $2,839,872 (US$2,059,520), which was recognized as a reduction to mineral properties totaling $3,018,125 (US$2,187,635). A 1% net smelter return royalty will also be provided to Athena Gold on certain claims comprising the Property.

Mammoth is also required to incur not less than US$5,000,000 in exploration expenditures by May 2030. If Mammoth successfully earns its 80% interest, the parties will form a joint venture partnership that provides the Company with a 20% free-carried interest until a Definitive Feasibility Study is published. On May 15, 2026, Mammoth has advised the Buster drilling database is now being finalized for submission to independent resource consultants, marking a key step towards the delivery of Mammoth’s maiden Mineral Resource Estimate and Exploration Target, scheduled for Q3 2026.

Oneman Lake and Laird Lake Projects

In 2024, the Company entered into a Definitive Agreement with Libra Lithium Corp., (“Libra”) as assigned by Bounty Gold Corp., (“Bounty Gold”) for an option to acquire a 100% interest in the Oneman Lake project, near Kenora, Ontario, and the Laird Lake project, near Red Lake, Ontario. The Company can acquire the projects for cash and common share consideration (which may be accelerated at the Company’s option or settled in a combination of cash of common shares) as follows:

•	$50,000 by August 19, 2025 (paid, cash of $25,000 (US$18,100) and the issuance of 500,000 common shares with a fair value of $25,000 (US$18,135))

•	$50,000 by August 19, 2026;

15

Athena Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

For the three months ended March 31, 2026 and March 31, 2025

3.	Mineral properties (continued)

Oneman Lake and Laird Lake Projects (continued

•	$50,000 by August 19, 2027;

•	$50,000 by August 19, 2028; and

•	$1,000,000 in cash by August 19, 2029, or alternatively:

•	75% in cash and 25% in common shares, for a total payment of $1,250,000;

•	50% in cash and 50% in common shares, for a total payment of $1,500,000;

•	25% in cash and 75% in common shares, for a total payment of $1,750,000.

Upon completion of the above obligations by the Company, Bounty Gold will retain a 2% NSR on the Properties, of which 1% may be purchased by the Company for $1,000,000 at any time.

On February 20, 2026, the Company entered into an exploration agreement with Wabauskang First Nation (“WFN”) to promote a cooperative and mutually respectful relationship concerning the Laird Lake project situated in the Red Lake Gold District of Ontario, or any other additional mining claims or properties in which Athena may acquire an interest, located within the WFN’s traditional territory. The Company issued 10,101 common shares at a fair value of $6,000 (Note 4).

Forester Gold Project

On March 16, 2026, the Company acquired a 100% interest in the Forester Gold Project located in Northwestern Ontario, Canada, through the acquisition of a private British Columbia holding company, Last Bounty Gold Corp., (“Last Bounty”) by way of a Share Purchase Agreement executed on February 25, 2026. Pursuant to the agreement, the Company issued 4,242,429 common shares at a price of $0.54 per share for a total fair value of $2,310,000 (Note 4), less $13,293 in cash reimbursements from Last Bounty.

Last Bounty had no material assets, liabilities, or expenses on the acquisition date and accordingly the acquisition by the Company has been accounted for as an asset acquisition in accordance with the guidance provided in IFRS 2, Share-based Payments and IFRS 3, Business Combinations through the issuance of common shares by the Company for the net assets of Last Bounty. Accordingly, no goodwill or intangible assets were recorded with respect to the acquisition as it does not constitute a business. The fair value of the consideration paid by the Company was entirely attributable to mineral properties.

16

Athena Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

For the three months ended March 31, 2026 and March 31, 2025

4.	Shareholders’ equity and reserves

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. All issued shares are fully paid.

Transactions for the issuance of share capital for the three months ended March 31, 2026:

•	In March 2026, the Company issued 10,101 common shares at $0.59 each in exchange for exploration related services on the Oneman Lake and Laird Lake projects (Note 3).

•	In March 2026, the Company issued 4,242,429 common shares at $0.54 each for the acquisition of Last Bounty Gold Corp., in relation to the acquisition of the Forester Gold project (Note 3).

Transactions for the issuance of share capital for the three months ended March 31, 2025:

•	There were no transactions for the issuance of share capital during the three months ended March 31, 2025.

Stock options

The Company adopted its 2020 Equity Incentive Plan (the “Plan”) which became effective in January 2021. Under the Plan, the Company is authorized to issue up to 1,010,101 (10 million pre-consolidation) common shares pursuant to grants and the exercise of rights under the Plan. Effective March 10, 2021, the Corporation adopted a deferred compensation and equity award plan (the “Deferred Compensation Plan”). Restricted share units awarded pursuant to the Deferred Compensation Plan shall vest in the manner determined by the Board with respect to such award. Restricted share units have no voting rights, and no amount due or payable under the Deferred Compensation Plan or any interest in the Deferred Compensation Plan, shall be subject in any manner to alienation, sale, transfer, assignment, pledge, attachment, garnishment, lien, levy or like encumbrance.

17

Athena Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

For the three months ended March 31, 2026 and March 31, 2025

4.	Shareholders’ equity and reserves (continued)

Stock options (continued)

A summary of the Company’s stock options as at March 31, 2026 and December 31, 2025, and changes during the period/year then ended are as follows:

	Period ended March 31, 2026		Year ended December 31, 2025
	Options	Weighted average exercise price	Options	Weighted average exercise price
	#	$	#	$
Options outstanding, beginning of period/year	806,061	0.59	528,283	0.69
Granted	204,040	0.59	277,778	0.39
Expired	(202,020)	0.89	–	–
Options outstanding, end of period/year	808,081	0.52	806,061	0.59

In accordance with the Company’s material accounting policy, upon the expiry of stock options the original fair value recognized on vesting of the stock options is retained within reserves, and not reclassified.

As at March 31, 2026, the Company has stock options outstanding and exercisable as follows:

Options	Options	Exercise		Weighted average
outstanding	exercisable	price	Expiry date	remaining life
#	#	$		(years)
25,253	25,253	0.69	January 16, 2028	1.80
73,737	73,737	0.59	August 24, 2032	6.41
227,273	227,273	0.59	October 12, 2032	6.54
277,778	277,778	0.39	June 12, 2035	9.21
204,040	204,040	0.59	March 19, 2036	9.98
808,081	808,081	0.52		8.16

During the three months ended March 31, 2026, 204,040 options were granted to directors of the Company with a weighted average exercise price of $0.59 each expiring on March 19, 2036 which vested immediately. The fair value was calculated using the following weighted average assumptions: expected life of options – ten years, stock price volatility – 214%, no dividend yield, and a risk-free interest rate – 4%. The fair value is particularly impacted by the Company’s stock price volatility, determined using stock price data from the previous ten years. Using the above assumptions, the fair value of options granted during the three months ended March 31, 2026, was approximately $0.49 per option, for an aggregate total of $100,936.

18

Athena Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

For the three months ended March 31, 2026 and March 31, 2025

4.	Shareholders’ equity and reserves (continued)

Stock options (continued)

During the year ended December 31, 2025, options were granted to directors and consultants of the Company with a weighted average exercise price of $0.50 each expiring on June 12, 2035 which vested immediately. The fair value was calculated using the following weighted average assumptions: expected life of options – ten years, stock price volatility – 145%, no dividend yield, and a risk-free interest rate – 4%. The fair value is particularly impacted by the Company’s stock price volatility, determined using stock price data from the previous ten years. Using the above assumptions, the fair value of options granted during the year ended December 31, 2025, was approximately $0.30 per option, for an aggregate total of $121,524.

The total share-based payment expense (within general and administrative expenses) for the three months ended March 31, 2026, was $100,936 (2025 - $nil) which represents stock options that vested during the period.

Warrants

As an incentive to complete private placements, the Company may issue units which include common shares and common share purchase warrants.

Prior to January 1, 2026, share purchase warrants that were not classified as share-based payments were classified as a derivative liability under the principles of IFRS 9, Financial Instruments. As the exercise price of the share purchase warrants were fixed in CAD and the functional currency of the Company was the USD, the share purchase warrants were considered a derivative liability in accordance with IAS 32, Financial Instruments: Presentation as a variable amount of cash in the Company’s functional currency would be received upon exercise. Accordingly, the Company’s warrant liability presented as at December 31, 2025 and January 1, 2025, was remeasured to fair value at each reporting date using the Black-Scholes option pricing model.

A summary of the Company’s warrants as at March 31, 2026 and December 31, 2025, and changes during the period/year then ended are as follows:

	Period ended March 31, 2026		Year ended December 31, 2025
	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price	Warrant liability
	#	$	#	$	$
Warrants outstanding, beginning of period/year	3,926,930	0.99	3,665,657	1.06	857,250
Issued - unit offerings	–	–	2,578,188	0.91	1,201,281
Issued - finders' warrants	–	–	284,095	0.94	–
Expired	–	–	(2,601,010)	1.01	(310,494)
Fair value adjustment for warrants outstanding	–	–	–	–	84,154
Options outstanding, end of period/year	3,926,930	0.99	3,926,930	0.99	1,832,191

19

Athena Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

For the three months ended March 31, 2026 and March 31, 2025

4.	Shareholders’ equity and reserves (continued)

Warrants (continued)

As at March 31, 2026, the Company had warrants outstanding and exercisable as follows:

Warrants	Exercise		Weighted average
outstanding	price	Expiry date	remaining life
#	$		(years)
48,485	1.19	October 25, 2026	0.57
606,061	1.19	October 24, 2027	1.57
326,263	1.19	December 3, 2027	1.68
1,601,005	0.89	December 4, 2027	1.68
192,320	0.89	December 4, 2027	1.68
445,286	0.89	December 12, 2027	1.70
364,119	0.89	December 18, 2027	1.72
43,290	0.89	December 18, 2027	1.72
132,323	1.19	December 23, 2027	1.73
167,778	1.19	June 30, 2028	2.25
3,926,930	0.99		1.68

5.	Commitment

Ontario mineral claim holders must satisfy required annual units of assessment work to keep their claims in good standing. They must perform early exploration work and submit an assessment work report through the Mining Lands Administration System (MLAS). Current annual work commitment is $74,800 per annum on the Laird Lake claims. Assessment work has been completed to maintain these claims until January 2027.

As at March 31, 2026, the Company had approximately $2,100,000 unspent flow-through expenditure commitments, which are required to be incurred by December 31, 2026. As the Company’s market price of common shares on April 25, 2025, the date of the financing, was $0.50, there was no flow-through premium associated with the private placement.

20

Athena Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

For the three months ended March 31, 2026 and March 31, 2025

6.	Related party payables and transactions

The Company’s related parties include key management personnel and their management entities. Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of that entity. There were no loans to key management personnel or their management entities during the three months ended March 31, 2026 and March 31, 2025.

During the three months ended March 31, 2026, 204,040 stock options were granted to directors of the Company to which $100,936 was recognized as share-based payments expense during the period then ended.

During the three months ended March 31, 2025, there were no stock options granted to a key management personnel.

The Company transacted with the following related parties:

(a)	Koby Kushner is the Chief Executive Officer (“CEO”), a position he has held from March 27, 2025, and is also a director of the Company. Mr. Kushner controls Brie Inc. (“Brie”), which provides executive services to the Company ($8,000 per month). Mr. Kushner is also a controlling shareholder and director of Nemo Resources Inc. (“Nemo”), an entity engaged to provide exploration management services to the Company ($12,000 per month).

John Power was the former CEO of the Company from September 1, 2021 until March 31, 2025, (previously charging US$2,500 per month). Mr. Power is also a Company director. Fees charged by both parties are recognized within general and administrative expenses.

(b)	Benjamin Kuzmich is the Vice President of Exploration. He jointly controls Nemo which provides exploration management services to the Company ($12,000 per month). Mr. Kuzmich is also an employee and director of Nemo. Andrew Jedemann is the Exploration Manager for the Company and is a shareholder and employee of Nemo.

(c)	Ty Minnick is the Chief Financial Officer (“CFO”). Mr. Minnick provides the Company with accounting, corporate secretarial, and executive services which are recognized within general and administrative expenses.

In the event of a change of control, Brie will be entitled to a cash payment of 12 times the monthly services fee and for every full year of services completed the change of control fee will increase by three months of services fee. The increase is capped at 18 months of compensation. In the event of a change of control, Nemo will be entitled to a cash payment of no less than $200,000.

21

Athena Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

For the three months ended March 31, 2026 and March 31, 2025

6.	Related party payables and transactions (continued)

The transactions and outstanding balances with related parties are as follows:

		Transactions three months ended March 31, 2026 $	Transactions three months ended March 31, 2025 $	Balances outstanding March 31, 2026 $	Balances outstanding December 31, 2025 $
	Brie	24,000	–	–	–
	John Power	–	10,766	–	8,325
(1)	Nemo	24,000	–	–	–
	Ty Minnick	26,036	16,537	11,250	–
		74,036	27,303	11,250	8,325

(1)	Includes geological services of $21,600 (2025 - $nil) for three months ended March 31, 2026

Balances outstanding with related parties are included within accounts payable and accrued liabilities.

Note payable

On June 7, 2024, the Company executed a promissory note with John Power, for US$100,000 bearing interest at 6% per annum and maturing on January 2, 2026. The promissory note was repaid in December 2025.

Common shares issued in private placements

As part of the private placement of units on June 30, 2025, Brie purchased 145,455 units in the offering.

As part of the private placement of units on December 4, 2025, Brie purchased 8,417 units in the offering.

22

Athena Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

For the three months ended March 31, 2026 and March 31, 2025

7.	Supplemental disclosures with respect to cash flows

Changes in non-cash working capital during the three months ended March 31, 2026 and March 31, 2025, comprise the following:

	March 31,	March 31,
	2026	2025
	$	$
Prepayments and receivables	85,912	65,385
Accounts payable and accrued liabilities	(1,544)	29,640
Accounts payable to related parties	–	(3,372)
Net change	84,368	91,653

During the three months ended March 31, 2026 and March 31, 2025, there were no non-cash financing activities or non-cash investing activities.

During the three months ended March 31, 2026 and March 31, 2025, no amounts were paid for interest or income taxes.

8.	Financial risk management

Capital management

The Company manages its capital structure and adjusts it, based on the funds available to the Company, to support the acquisition and exploration of exploration and evaluation assets. In the management of capital, the Company includes components of shareholders’ equity. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business. The properties in which the Company currently has an interest are in the exploration stage as such the Company is dependent on external financing to fund activities. To carry out planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geological or economic potential, fits with the existing asset portfolio, and if it has adequate sufficient financial resources to do so.

The Company is not currently subject to externally imposed capital requirements. There were no changes to the Company’s capital management during the three months ended March 31, 2026.

23

Athena Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

For the three months ended March 31, 2026 and March 31, 2025

8.	Financial risk management (continued)

Financial instruments - fair value

Financial instruments measured at fair value on the condensed interim consolidated statements of financial position are summarized into the following fair value hierarchy levels:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1	Level 2	Level 3	Total
	$	$	$	$

March 31, 2026
Investments in securities	2,165,237	–	–	2,165,237
	2,165,237	–	–	2,165,237

December 31, 2025
Investments in securities	4,030,559	–	–	4,030,559
Warrant liability	–	–	(1,832,191)	(1,832,191)
	4,030,559	–	(1,832,191)	2,198,368

The fair value of cash and accounts payable approximate their carrying values due to their short term to maturity. The investment in securities is recorded at the fair value through profit and loss using Level 1 inputs.

The warrant liability was measured at fair value through profit and loss using level 3 inputs. During the three months ended March 31, 2026 and the year ended December 31, 2025, there were no transfers between categories in the fair value hierarchy.

24

Athena Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

For the three months ended March 31, 2026 and March 31, 2025

8.	Financial risk management (continued)

Financial instruments – risk

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty fails to meet an obligation under contract. Credit risk exposure arises with respect to the Company’s cash and cash equivalents, including cash and a guaranteed investment certificate held in a financial institution, and deposits. The risk exposure is limited because the Company places its cash and cash equivalents in institutions of high credit worthiness within Canada and the United States. The Company’s investment in securities is exposed to credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. As the Company’s operations do not generate cash, financial liabilities are discharged using funding through the issuance of common shares or debt as required. As at March 31, 2026, the Company had sufficient cash on hand to discharge its financial liabilities as they become due. Refer to Note 1 for going concern disclosures.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk, and other price risk. The Company is not exposed to material other price risk as it does not have any financial instruments subject to this risk. The Company’s exposure to and management of market risk has not changed materially from the prior year.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not hold any financial instruments with variable interest rates, other than cash equivalents and, therefore, is not exposed to significant interest rate risk.

25

Athena Gold Corporation

Notes to the Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

(Expressed in Canadian Dollars)

For the three months ended March 31, 2026 and March 31, 2025

8.	Financial risk management (continued)

(ii)	Currency risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in its functional currency. The Company does not manage currency risk through hedging or other currency management tools. At March 31, 2026, the Company is exposed to foreign exchange risk through certain payables denominated in US dollars. The Company does not consider exposure to foreign exchange risk to be material.

(iii)	Commodity price risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of gold. The Company closely monitors commodity prices to determine the appropriate course of action to be taken.

9.	Segmented information

The Company operates in one reportable operating segment being the acquisition, exploration, and evaluation of mineral properties in Canada and the USA. As at March 31, 2026, the Company holds non-current assets comprising mineral property interests of $4,791,780 (December 31, 2025 - $4,791,780) in the USA. The remainder of the Company’s non-current assets are located in Canada.

10.	Events after the reporting period

In April 2026, the Company was awarded $200,000 in non-dilutive grant funding from the Ontario government through the Ontario Junior Exploration Program (“OJEP”) administered by the Ontario Ministry of Mines.

In April 2026, the Company granted 250,000 stock options exercisable at $0.49 each to an officer and certain consultants of the Company. The options vested immediately and have a ten year term to expiry.

26

ATHENA GOLD CORPORATION

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

27

ATHENA GOLD CORPORATION

Management’s Discussion and Analysis

This Management’s Discussion and Analysis ("MD&A") of Athena Gold Corp. (“Athena”, “we”, “our” or the “Company”) for the three months ended March 31, 2026, is intended to help the reader understand our operations, financial performance, and current and future business environment. This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2026, and the audited annual consolidated financial statements for the year ended December 31, 2025, and the related notes thereto (collectively, the “financial statements”). The financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Company adopted IFRS Accounting Standards with an effective date of January 1, 2023. The Company had previously reported under United States Generally Accepted Accounting Principles (US GAAP). The Company’s material accounting policies are disclosed in the notes to the financial statements. See “Material Accounting Policies” below for further details in addition to a change in the Company’s presentation currency and functional currency, both effective January 1, 2026.

All monetary amounts in this MD&A are expressed in Canadian dollars, unless otherwise indicated. References to “USD” are to United States dollars and references to “AUD” are to Australian dollars. Additional information regarding the Company is available on SEDAR+ at www.sedarplus.ca and the Company’s website at www.athenagoldcorp.com. The information contained in this MD&A has been prepared as at May 29, 2026 (the “MD&A Date”), unless otherwise indicated.

Caution Regarding Forward-Looking Statements

Some of the information presented in this MD&A constitutes “forward-looking statements”. These forward-looking statements include, but are not limited to, statements that include terms such as “may,” “will,” “intend,” “anticipate,” “estimate,” “expect,” “continue,” “believe,” “plan,” or the like, as well as all statements that are not historical facts. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from current expectations. Although we believe our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that actual results will not differ materially from expectations.

All forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made.

Factors that could cause the actual results to differ include commodity price fluctuations, capital market access, global economy and politics, government regulations, environmental restrictions, exploration results, mineral title disputes, limitation on insurance coverage and availability of consultants delivering timely services, as well as those factors discussed in the section entitled “Risks and Uncertainties” in this MD&A.

This MD&A contains forward-looking information and statements, which may include but are not limited to, statements with respect to: the financial and operating performance of the Company; strategies, and outlook; planned capital and/or exploration expenditures; costs and timing of exploration or development of new and existing mineral resource projects; requirements for additional capital and the Company’s ability to raise sufficient capital to continue its operations, and the related cost of capital; estimated future working capital, funds available and the uses of funds; or the intention to grow the business from a mineral exploration, drilling, or development perspective.

28

ATHENA GOLD CORPORATION

Management’s Discussion and Analysis

Management’s Responsibility for Financial Statements

The information provided in this MD&A, including the financial statements, are the responsibility of management. In the preparation of the financial statements, estimates are sometimes necessary to determine carrying or recoverable values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements. Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Business Overview

Athena Gold Corporation is engaged in the acquisition and exploration of mineral resources. We were incorporated in Delaware on December 23, 2003, and began our mining operations in 2010. On March 27, 2025, the shareholders of the Company approved the re-domestication of the Company to change its corporate jurisdiction from the State of Delaware to the Province of British Columbia, Canada by means of a “merger” into a British Columbia corporation under the Delaware General Corporation Law and a “continuation” followed by an amalgamation under the Business Corporations Act (British Columbia). On April 15, 2025, the amalgamation occurred between Athena and Nova Athena and concurrently Nova Athena changed its name to Athena. The Company’s head office is at Suite 204, 1497 Martin St., White Rock, British Columbia, Canada V4B 3W8.

The Company is listed on the Canadian Securities Exchange (“CSE”) trading under the symbol “ATHA” and is co-listed on the United States (“US”) OTCQB trading under the symbol “AHNRF”. After the shareholders’ approval of the re-domestication (March 27, 2025), the Company became a foreign private issuer under the United States Securities and Exchange Commission, as it is incorporated outside of the United States. The Company now files an annual Form 20-F instead of a Form 10-K, and quarterly Form 6-K instead of a 10-Q.

The Company’s properties do not have any reserves. The Company plans to conduct exploration programs on these properties with the objective of ascertaining whether any of its properties contain economic concentrations of precious and base metals that are prospective for mining.

Recent Corporate Developments

On February 5, 2026 and March 19, 2026, the Company provided exploration updates from its Excelsior Springs Project (“Excelsior Springs”) in Nevada and its Laird Lake Project in Ontario. Mammoth Minerals Limited (“Mammoth”) has been aggressively exploring Excelsior Springs, per its option agreement to earn 80% interest in the project over five years, providing Athena a free-carry to definitive feasibility study thereafter (see press releases dated June 2, 2025, and August 22, 2025). Recently, Mammoth reported announcements from its ongoing exploration campaign (refer to Mammoth press release dated February 5, 2026).

On March 12, 2026, the Company acquired a 100% interest in the Forester Gold Project located in Northwestern Ontario, Canada, through the acquisition of a private British Columbia holding company, Last Bounty Gold Corp., (“Last Bounty”) by way of a Share Purchase Agreement executed on February 25, 2026. Pursuant to the agreement, the Company issued 4,242,429 common shares at a price of $0.54 per share for a total fair value of $2,310,000, less $13,293 in cash reimbursements from Last Bounty (see press releases dated February 26, 2026 and March 13, 2026).

29

ATHENA GOLD CORPORATION

Management’s Discussion and Analysis

On April 13, 2026, the Company announced a $200,000 grant from the Ontario Government through the Ontario Junior Exploration Program (OJEP), as further discussed within exploration costs below. The grant funding is non-repayable and non-dilutive.

Maiden Drill Program at Laird Lake Project

On April 2, 2026, the Company announced that mobilization for its maiden drill program at the Laird Lake project which marks the official commencement of a fully funded, ~5,000-metre, ~ten-hole diamond drill program. The drill campaign is specifically designed to test high-priority geophysical anomalies, as well as showings within or nearby the previously identified geochemical anomalies. The Company received permits for the program as announced in the press release dated March 2, 2026.

On April 21, 2026, the Company provided an exploration update from its ongoing maiden drilling campaign, with the first hole targeting the G1 geophysical anomaly on the western portion of the project. The hole was successfully drilled to its target depth of 336 m, intersecting broad zones of prospective sulfide mineralization.

On May 15, 2026, the Company provided a further update from its ongoing maiden drill campaign to which it is currently awaiting on assays from Hole LL-26-001 which intersected a broad zone of sulfidized banded iron formation (see Company press release dated April 21, 2026). Holes LL-26-002 and LL-26-003 were designed to test the prospective Balmer–Confederation assemblage contact on the eastern portion of the project, as well as newly modelled geophysical anomalies. Core logging indicates that both holes successfully intersected this key geological boundary, while also intersecting alteration, veining and sulphide mineralization that the Company believes are consistent with a classic Red Lake style mineralizing environment.

Results of Operations

Three months ended March 31, 2026 and March 31, 2025

	March 31, 2026	March 31, 2025
	$	$
Expenses
Exploration and evaluation costs (recovery)	(104,601)	76,623
General and administrative expenses	311,035	301,979
Loss from operating expenses	(206,434)	(378,602)
Interest expense	–	(3,141)
Other income	440	–
Gain (loss) on investments	(1,838,922)	105,100
Revaluation of warrant liability	–	424,295
Income (loss) and comprehensive income (loss) for the period	(2,044,916)	147,652

30

ATHENA GOLD CORPORATION

Management’s Discussion and Analysis

Exploration and evaluation costs:

Exploration costs for the three months ended March 31, 2026, totaled approximately $95,000 before recognizing a $200,000 non-dilutive grant from the Ontario Government through the Ontario Junior Exploration Program (OJEP) which has been recorded as a recovery of exploration and evaluation costs incurred in prior years. Funds were used to complete fieldwork on the Company’s 100%-owned Laird Lake gold project. The Company engaged Bayside Geoscience of Thunder Bay, Ontario to execute a property-wide glacial till sampling survey followed by a targeted prospecting and geological mapping program based on the till results. These systematic programs were designed to identify and refine high-priority drill targets across the largely underexplored Laird Lake property. The field program data will be compiled and interpreted to guide the Company's maiden diamond drilling program, which commenced in April 2026 and is currently underway.

General and administrative (G&A) expenses:

A breakdown of G&A expenses and a discussion of variances between the three months ended March 31, 2026 and March 31, 2025, is as follows:

	March 31, 2026	March 31, 2025	Change
	$	$	$
Legal and other professional fees	232,168	265,263	(33,095)
Share-based payments	100,936	–	100,936
Exchange, regulatory and related expenses	18,945	33,861	(14,916)
Other general expenses	(41,014)	2,855	(43,869)
General and administrative expenses	311,035	301,979	9,056

•	Legal and other professional fees decreased for the three months ended March 31, 2026 compared to prior year, due to the costs associated with the 2025 re-domestication of the Company from the state of Delaware to the Province of British Columbia, by merger into its British Columbia subsidiary, Nova Athena Gold Corp.

•	During the three months ended March 31, 2026, 204,040 options were granted to directors of the Company with a weighted average exercise price of $0.59 each expiring on March 19, 2036 which vested immediately. The fair value of options granted during the three months ended March 31, 2026, was approximately $0.49 per option, for an aggregate total of $100,936.

•	Exchange and regulatory fees decreased in 2026 with the reduction in costs for state franchise fees charged in the United States.

•	Other general expenses were impacted in 2026 with the change in functional and presentation currency. As a result of the Company presenting its financial statements in CAD for all periods herein, which differs from the Company’s functional currency being USD as at and for the year ended December 31, 2025 and as at January 1, 2025 (and all prior periods), a cumulative translation adjustment is recognized in the statements of financial position as at December 31, 2025 and January 1, 2025. As at January 1, 2026, the Company eliminated its cumulative translation adjustment upon aligning its presentation and functional currency effective January 1, 2026.

31

ATHENA GOLD CORPORATION

Management’s Discussion and Analysis

Other income and expense:

The unrealized loss on investments was primarily attributable to the decline in the share price of the Company’s 28,525,000 common shares of Mammoth from AUD$0.12 as at December 31, 2025 to AUD$0.05 as at March 31, 2026 resulting in a significant unrealized fair value loss recognized through profit or loss.

Summary of Quarterly Performance

	2026	2025				2024
Figures in $	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Income (loss)	(2,044,916)	(2,080,497)	1,940,434	(192,619)	147,652	61,106	(224,909)	(241,382)
Income (loss) per share - basic and diluted	(0.06)	(0.01)	0.01	0.00	0.00	0.00	0.00	0.00

The Company’s financial performance continues to be significantly influenced by fluctuations in the fair values of its public company investments in Carlton Precious Inc. (“Carlton”), Bravada Gold Corporation (Bravada) and Mammoth, each of which are measured at Fair Value Through Profit or Loss (“FVTPL”) with unrealized gains or losses recognized within income (loss). As a result, quarterly income (loss) may vary substantially from period to period based on market movements unrelated to the Company’s operating activities.

Management expects quarterly results to continue to fluctuate based on market valuations of the Company’s investment portfolio until such time as the Company generates sustained operating cash flows through the advancement and potential development of its exploration properties.

Capital Resources

The Company has no revenue generating operations from which it can internally generate funds. To date, the Company’s ongoing operations have been financed by the sale of its public company investments, equity financings (private placements) and the exercise of stock options and share purchase warrants. The Company believes that it will continue to raise additional equity financing in the future. Although the Company has been successful in raising equity capital to date, there can be no assurance that adequate or sufficient capital will be available in the future or available under terms acceptable to the Company, or that the Company will be able to liquidate its investments in an orderly fashion. This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.

For the three months ended March 31, 2026, the Company sold 160,000 shares of the investment in Carlton for $26,400.

32

ATHENA GOLD CORPORATION

Management’s Discussion and Analysis

Going Concern

Our financial statements have been prepared on a going concern basis. The ability of the Company to meet its obligations and continue operations is dependent on its ability to obtain additional debt or equity financing. Although the Company has been successful in raising equity capital to date, there can be no assurance that adequate or sufficient capital will be available in the future or available under terms acceptable to the Company, or that the Company will be able to liquidate its investments in an orderly fashion. These material uncertainties may cast a significant doubt about the Company’s ability to continue as a going concern.

Liquidity

As at March 31, 2026, the Company had cash of $2,864,372 and working capital of $5,691,193. Included in working capital are investments in three publicly traded companies: Carlton Precious, Bravada, and Mammoth. As at March 31, 2026, the Company held 6,595,334 Carlton Precious shares at $0.12 per share, 154,375 Bravada shares at $0.57 per share (following an 8:1 share consolidation completed on March 2, 2026), and 28,525,000 Mammoth shares at $0.05 (AUD$0.05) per share.

As at March 31, 2026, the Company also had approximately $2,100,000 of unspent flow-through expenditure commitments, which are required to be incurred by December 31, 2026.

The Company expects to continue to incur losses for the foreseeable future. Management believes that the Company’s current cash resources and working capital will be sufficient to maintain its existing properties, fund planned exploration programs, and satisfy anticipated general and administrative expenditures for at least the next 12 months from the date of this MD&A.

The Company may be required to raise additional capital through public or private equity financings in order to continue operations beyond the next 12 months and to fund future exploration and development activities. There can be no assurance that such financing will be available on acceptable terms, or at all. If additional financing is not available, the Company may be required to reduce or defer planned exploration and development activities.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital to an acceptable risk.

As of March 31, 2026, the capital structure of the Company consists of 35,820,065 common shares. The Company manages the capital structure and adjusts it in response to changes in economic conditions, its expected funding requirements, and risk characteristics of the underlying assets. The Company’s funding requirements are based on cash forecasts. In order to maintain or adjust the capital structure, the Company may issue new debt, new shares and/or consider strategic alliances. Management reviews its capital management approach on a regular basis. The Company is not subject to any externally imposed capital requirements.

33

ATHENA GOLD CORPORATION

Management’s Discussion and Analysis

Mineral Property Disposition and Investment in Securities

On May 28, 2025, the Company entered into an option agreement with Mammoth Minerals Limited (Mammoth) granting Mammoth an option to earn an 80% interest in the Excelsior Springs project. In consideration of the option, Mammoth has paid the Company $178,253 (AUD$200,000) in cash, and 32,000,000 common shares with a fair value of $2,839,872 (US$2,059,520), which was recognized as a reduction to mineral properties totaling $3,018,125 (US$2,187,635). A 1% net smelter return royalty will also be provided to Athena Gold on certain claims comprising the Property.

Mammoth is also required to incur not less than US$5,000,000 in exploration expenditures by May 2030. If Mammoth successfully earns its 80% interest, the parties will form a joint venture partnership that provides the Company with a 20% free-carried interest until a Definitive Feasibility Study is published. On May 15, 2026, Mammoth has advised the Buster drilling database is now being finalized for submission to independent resource consultants, marking a key step towards the delivery of Mammoth’s maiden Mineral Resource Estimate and Exploration Target, scheduled for Q3 2026.

Related party payables and transactions

The Company’s related parties include key management personnel and their management entities. Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of that entity. There were no loans to key management personnel or their management entities during the three months ended March 31, 2026 and March 31, 2025.

During the three months ended March 31, 2026, 204,040 stock options were granted to directors of the Company to which $100,936 was recognized as share-based payments expense during the period then ended.

During the three months ended March 31, 2025, no stock options were granted to key management personnel.

The Company transacted with the following related parties:

(d)	Koby Kushner is the Chief Executive Officer (“CEO”), a position he has held from March 27, 2025, and is also a director of the Company. Mr. Kushner controls Brie Inc. (“Brie”), which provides executive services to the Company ($8,000 per month). Mr. Kushner is also a controlling shareholder and director of Nemo Resources Inc. (“Nemo”), an entity engaged to provide exploration management services to the Company ($12,000 per month).

John Power was the former CEO of the Company from September 1, 2021 until March 31, 2025, (previously charging US$2,500 per month). Mr. Power is also a Company director. Fees charged by both parties are recognized within general and administrative expenses.

(e)	Benjamin Kuzmich is the Vice President of Exploration. He jointly controls Nemo which provides exploration management services to the Company ($12,000 per month). Mr. Kuzmich is also an employee and director of Nemo. Andrew Jedemann is the Exploration Manager for the Company and is a shareholder and employee of Nemo.

(f)	Ty Minnick is the Chief Financial Officer (“CFO”). Mr. Minnick provides the Company with accounting, corporate secretarial, and executive services which are recognized within general and administrative expenses.

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ATHENA GOLD CORPORATION

Management’s Discussion and Analysis

In the event of a change of control, Brie will be entitled to a cash payment of 12 times the monthly services fee and for every full year of services completed the change of control fee will increase by three months of services fee. The increase is capped at 18 months of compensation. In the event of a change of control, Nemo will be entitled to a cash payment of no less than $144,300 (CAD$200,000).

The transactions and outstanding balances with related parties are as follows:

		Transactions three months ended March 31, 2026 $	Transactions three months ended March 31, 2025 $	Balances outstanding March 31, 2026 $	Balances outstanding December 31, 2025 $
	Brie	24,000	–	–	–
	John Power	–	10,766	–	8,325
(1)	Nemo	24,000	–	–	–
	Ty Minnick	26,036	16,537	11,250	–
		74,036	27,303	11,250	8,325

(1)	Includes geological services of $21,600 (2025 - $nil) for three months ended March 31, 2026

Balances outstanding with related parties are included within accounts payable and accrued liabilities.

Note payable

On June 7, 2024, the Company executed a promissory note with John Power, for US$100,000 bearing interest at 6% per annum and maturing on January 2, 2026. The promissory note was repaid in December 2025.

Common shares issued in private placements

As part of the private placement of units on June 30, 2025, Brie purchased 145,455 units in the offering.

As part of the private placement of units on December 4, 2025, Brie purchased 8,417 units in the offering.

Capital Structure

On April 2, 2026, the Company completed a share consolidation on the basis of one (1) new common share issued for every 9.9 common shares previously held. All share and per share information has been retrospectively adjusted within the financial statements and this MD&A.

35

ATHENA GOLD CORPORATION

Management’s Discussion and Analysis

As at the MD&A, the Company’s capital structure is as follows:

March 31, 2026
Common shares	35,820,065
Warrants	3,926,930
Stock Options	808,081

In April 2026, the Company granted 250,000 stock options exercisable at $0.49 each which vested immediately and expire in April 2036. There was no warrant activity or common shares issued subsequent to this date.

Financial Instruments and Risk Management

Information about the Company’s financial instruments is disclosed in the financial statements at Note 8.

Material Accounting Policies

Initial Adoption of IFRS

The Company’s financial statements for the year ended December 31, 2025, were the first annual consolidated financial statements that it prepared in compliance with IFRS. The financial statements for the three and six months ended June 30, 2025, were the first condensed interim consolidated financial statements prepared by the Company in accordance with IFRS. For periods up to and including the three months ended March 31, 2025, the Company prepared its financial statements in accordance with United States Generally Accepted Accounting Principles (“US GAAP”).

Additionally, the Company’s financial statements and the comparative information in this MD&A have been retroactively prepared in accordance with IFRS Accounting Standards effective January 1, 2023.

Change in Presentation Currency

Prior to January 1, 2026, the Company presented its financial statements in United States dollars (USD). Effective January 1, 2026, the Company changed its presentation currency to the Canadian dollar (CAD) to better reflect the Company’s business activities.

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, all periods presented in the financial statements and this MD&A have been translated into CAD.

36

ATHENA GOLD CORPORATION

Management’s Discussion and Analysis

Change in Functional Currency

In light of the Company’s recent acquisitions of mineral properties located in Canada coupled with its re-domestication into Canada, the Company reassessed its functional currency and concluded it to be CAD. The change in functional currency was effective as of January 1, 2026. Prior to January 1, 2026, the functional currency of the Company was the USD. The change in functional currency is due to the increased exposure to CAD as a result of its redirected strategic focus in the acquisition and exploration of Canadian mineral property interests. The Company’s operating activities are also predominantly in Canada with exposure to CAD.

New accounting policies

Certain pronouncements have been issued by the IASB that were effective for the Company’s accounting period beginning on January 1, 2026. The adoption of these standards has not had a material impact on disclosures or amounts reported in these financial statements.

Amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments. The amendments clarify that a financial liability is derecognized on the settlement date and introduce an accounting policy choice to derecognize a financial liability settled using an electronic payment system before the settlement date. Other clarifications include guidance on the classification of financial assets with ESG-linked features, non-recourse loans and contractually linked instruments.

Recently issued but not yet effective accounting standards

The Company has not yet adopted certain new standards, amendments and interpretations to existing standards as outlined below, which have been published but are only effective for the Company’s accounting period beginning on January 1, 2027, or later periods.

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”). This standard aims to improve the consistency and clarity of financial statement presentation and disclosures by providing updated guidance on the structure and content of financial statements. Key changes include enhanced requirements for the presentation of financial performance, financial position, and cash flows, as well as additional disclosures to improve transparency and comparability. In addition, IFRS 18 requires entities to classify income and expenses into five categories, three of which are new – i.e. operating, investing, and financing – and the income tax and discontinued operation categories. The new standard sets out detailed requirements for classifying income and expenses into each category.

The Company is currently assessing the impact that the adoption of IFRS 18 will have on its financial statements.

37

ATHENA GOLD CORPORATION

Management’s Discussion and Analysis

Risks and Uncertainties

Since the formation of the Company, it has not generated any revenue. As an early-stage company, the Company is subject to all the risks inherent in the initial organization, financing, expenditures, complications and delays inherent in a new business. Our business is dependent upon the implementation of our business plan. There can be no assurance that our efforts will be successful or that we will ultimately be able to generate revenue or attain profitability.

Natural resource exploration, and exploring for gold, is a business that by its nature is very speculative. There is a strong possibility that we will not discover gold or any other mineralization which can be mined or extracted at a profit. Even if we do discover gold or other deposits, the deposit may not be of the quality or size necessary for us or a potential purchaser of the property to make a profit from mining it. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected geological formations, geological formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, landslides, and the inability to obtain suitable or adequate machinery, equipment or labor are just some of the many risks involved in mineral exploration programs and the subsequent development of gold deposits.

The Company business is exploring for gold and other minerals. If the Company discovers commercially exploitable gold or other deposits, revenue from such discoveries will not be generated unless the gold or other minerals are mined.

Mining operations in the United States are subject to many different federal, state, and local laws and regulations, including stringent environmental, health and safety laws. In the event operational responsibility is assumed for mining our properties, the Company may be unable to comply with current or future laws and regulations, which can change at any time. Changes to these laws may adversely affect any of the Company potential mining operations. Moreover, compliance with such laws may cause substantial delays and require capital outlays greater than those the Company anticipates, adversely affecting any potential mining operations. Future mining operations, if any, may also be subject to liability for pollution or other environmental damage. The Company may choose not to be insured against this risk because of high insurance costs or other reasons.

The volatility of global capital markets has generally made the raising of capital by equity or debt financing more difficult. While the Company has successfully raised funds in the past, the Company may have a dependency upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future development cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable. The Company may be unable to raise equity or obtain loans and other credit facilities in the future and on terms favourable to the Company and its management. If market volatility persists or if there is a further economic slowdown, the Company’s operations, the Company’s ability to raise capital and the trading price of the Company’s securities could be adversely impacted. As the Company’s operations expand and reliance on global supply chains increases, the impact of tariffs and other trade barriers, pandemics (such as COVID-19), significant geopolitical risk and conflict globally may have a sizeable and unpredictable impact on the Company’s business, financial condition and operations. The United States recently introduced broad tariffs against Canada, Mexico and China and has threatened to do so against other countries, resulting in retaliatory tariffs or the threat of retaliatory tariffs. Further, support for protectionism and rising anti-globalization sentiment in Canada, the United States and other countries may slow global growth. In particular, a protracted and wide-ranging trade conflict between the United States and various other countries, including Canada, Mexico and China, could adversely affect global economic growth. The ongoing conflicts between Russia and Ukraine and in the Middle East, including the global response to such conflicts as it relates to sanctions, trade embargos, export controls, military support and any restrictive actions in response thereto, have resulted in significant uncertainty as well as economic and supply chain disruptions, changes in commodity prices and implications in the financial markets. Should another significant variant of COVID-19 develop or the conflicts between Russia and Ukraine or in the Middle East go on for an extended period of time or expand territorially, or should other geopolitical disputes and conflicts emerge in other regions, this could result in material adverse effects to the Company.

38

ATHENA GOLD CORPORATION

Management’s Discussion and Analysis

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures:

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed in our filings under Canadian securities legislation is recorded, processed, summarized, and reported within the time periods specified by applicable rules and that such information is made known to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), in a timely manner.

Management has evaluated the effectiveness of the Company’s DC&P as of the end of the period covered by this report, in accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on this evaluation, the CEO and CFO concluded that the Company’s DC&P were not effective as of that date due to the existence of a material weakness in internal control over financial reporting, specifically relating to:

•	limited segregation of duties;

•	a lean corporate governance structure typical of early-stage exploration issuers; and

•	insufficient formalized management review controls over certain financial reporting processes.

These weaknesses arise primarily due to the Company’s current scale of operations and limited staffing levels.

Management continues to assess the most cost-effective means of strengthening DC&P and internal control over financial reporting (“ICFR”). As is common among junior exploration companies, the volume of transactions and available financial resources does not currently justify additional full-time finance personnel. Management anticipates that meaningful remediation may require future growth in operations, at which time increased staffing and enhanced formal controls can be implemented.

Changes in Internal Control over Financial Reporting (ICFR):

Management also evaluated whether any changes occurred to ICFR during the most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No such changes occurred during the quarter.

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Form 52-109FV2

Certification of Interim Filings

Venture Issuer Basic Certificate

I, KOBY KUSHNER, Chief Executive Officer of Athena Gold Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Athena Gold Corporation (the “issuer”) for the interim period ended March 31, 2026.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 29, 2026.

/s/ Koby Kushner_______________________

Koby Kushner
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

40

Form 52-109FV2

Certification of Interim Filings

Venture Issuer Basic Certificate

I, TYLER MINNICK, Chief Financial Officer of Athena Gold Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Athena Gold Corporation (the “issuer”) for the interim period ended March 31, 2026.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 29, 2026.

/s/ Tyler Minnick_______________________

Tyler Minnick
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

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